

October 5, 2012

<u>Via E-mail</u>
Mr. Richard J. Carbone
Executive Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

> **Re: Prudential Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 001-16707**

Dear Mr. Carbone:

We have reviewed your September 7, 2012 response to our August 2, 2012 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Executive Summary</u>
<u>Industry Trends, page 83</u>

1. Please refer to prior comment one. We acknowledge your proposed new disclosure. Please provide us proposed disclosure to be included in future periodic reports that provides the impact on your operating results of reinvesting future cash flows at rates lower than those guaranteed under your insurance contracts. In addition, include in

your proposed disclosure the impact that your asset-liability management process, including related hedging activities, is expected to mitigate this risk.

Results of Operations for Financial Services Businesses by Segment
Individual Annuities, page 107

2. Please refer to prior comment two. You state that the valuation of the embedded derivative liability utilized an additional NPR credit spread of 2.58%. Yet the disclosure you reference on page 381 states that the additional credit spread over libor generally range from 150 to 250 basis points. Please provide us proposed disclosure to be included in future periodic filings that states the actual NPR credit spread used or provide a more precise weighted average range.

Form 10-Q for the Period Ended March 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Estimates, page 124

3. Please refer to prior comment seven. Your response appears to address the impact on your operating results, resulting from your normal re-estimate of total gross profits and determination of amortization rates, and not the impact of your new method, which includes all of the results for your living benefits hedging program without regard to permanence, as compared to your prior method, which included only those results deemed to be permanent. Please provide us revised disclosure to be included in future periodic reports of the impact of this new method. Also, tell us the reason for the change to the new method, the factors that you considered in concluding that this change was preferable and why you did not report it as a change in accounting principle in your financial statements pursuant to ASC 250-10-50.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant